UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Closing of Rights Offering and Underwritten Offering

On December 19, 2016, Nabriva Therapeutics AG issued a press release announcing that it had completed its previously announced rights offering and its previously announced underwritten offering for the American Depositary Shares unsubscribed for in the rights offering. This Report on Form 6-K contains the following exhibits in connection with the completion of the underwritten offering and rights offering.  This report and such exhibits (other than Exhibit 99.1) are hereby incorporated by reference into the Registration Statement on Form F-3 (No. 333-214197), the prospectus supplement dated November 29, 2016 and the pricing supplement dated December 14, 2016 of Nabriva Therapeutics AG.  The information contained in Exhibit 99.1 to this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

3.1                               Amended Articles of Association of Nabriva Therapeutics AG

5.1                               Opinion of Freshfields Bruckhaus Deringer LLP

99.1                        Press Release dated December 19, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
Colin Broom
Chief Executive Officer

Date: December 19, 2016

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended Articles of Association of Nabriva Therapeutics AG
5.1	Opinion of Freshfields Bruckhaus Deringer LLP
99.1	Press Release dated December 19, 2016